UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: September 10, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES NEW ORDERS OF APPROXIMATELY
$3.0 MILLION FROM ONE OF THE WORLD’S LARGEST OSATs

The orders from this customer will be used for 2D inspection and 3D metrology

MIGDAL HAEMEK, Israel – September 10, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that it has received new orders from one of the world's largest OSATs. These orders will be used for 2D and 3D inspection and metrology for Advanced Packaging semiconductor applications.

The installation of the new systems will be complete by the end of this quarter.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “These new orders validate Camtek's accumulated experience in providing inspection and metrology for a wide range of bump types and sizes, including next generation bumps, used in the emerging advanced packaging market."

Continued Mr. Langer: "Selling systems to this strategic customer positions us as a leader in both the 2D and 3D inspection and metrology spaces. Our product line provides these two advanced capabilities on the same platform. We are confident that we will continue to capitalize on the growth in the advanced packaging market segment."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.